[LETTERHEARD OF
 WIEN & MALKIN LLP]







                                                    April 23, 1999



TO PARTICIPANTS IN EMPIRE STATE BUILDING ASSOCIATES
Federal Identification Number 13-6084254

       We enclose the annual report of Empire State Building Associates for the year ended December 31, 1998 and the comparative statement of operations under the sublease for the years 1998 and 1997.

       The sublease provides for the payment of additional rent equal to 50% of the sublessee's profit in excess of $1,000,000. The profit for 1998 was $9,219,704, so that the sublessee paid additional rent of $4,109,852. The profit for 1997 was $5,802,601, so that the sublessee paid additional rent of $2,401,300.

       For the year 1998, professional fees of $2,474,890 incurred by the sublessee include $2,111,720 for outside counsel and other independent professional firms. Of this amount, approximately $332,000 was incurred in connection with leasing matters and $731,394 was incurred for fees and disbursements of Battle Fowler LLP and Paul, Weiss, Rifkind, Wharton & Garrison in connection with the litigation commenced by Donald Trump and foreign investors who purportedly acquired fee title to the Empire State Building in 1994, subject to the master lease of Empire State Building Associates through January 5, 2076.

       There was $3,000,000 available for distribution. In accordance with the partnership agreement, 6% of the distribution, $180,000, has been paid to Wien & Malkin LLP. $2,820,000 was distributed to the participants on March 5, 1999 and represented about 8.5% on the original cash investment of $33,000,000. Together with regular monthly distributions during the year 1998, total distribution to participants for 1998 were at the rate of about 20.3%. Details are as follows:

        Additional rent for the year 1998                            $4,109,852
        Dividend income                                                  84,615

                                                                      4,194,467

        Less:
          To Wien & Malkin LLP in connection
          with agent succession program
          that was approved by participants             $    8,125

          Accrual for advance by Wien & Malkin LLP
          during 1998 in connection with the
          Studley litigation about which participants
          have previously been advised                     179,979

	     	Reserve for future expenses in defending
                Trump an Studley litigations             1,006,363   (1,194,467)

        Balance                                                      $3,000,000

        Distribution to participants on March 5, 1999                $2,820,000

        6% of $3,000,000 paid to Wien & Malkin LLP                      180,000

        Total                                                        $3,000,000

        Total distributions to the participants on the original cash investment for the years 1998, 1997 and 1996 were at the rate of approximately 20.3%, 15% and 11.8%, respectively, and we expect this positive upward trend to continue in 1999.

	For financial statement purposes, while the income of Empire State Building Associates for the year 1998 was $7,507,228, distributions of $6,709,333, including the additional distribution of $2,820,000, were made to participants. The difference arises mainly because of a reserve for future expenses in defending litigations as described above.

	Taking into account that a portion of prior distributions constituted a return of capital, the average capital investment for the year 1998 was $5,869,010. Distributions of $6,709,333 were about 114.3% on the average capital. The book value on December 31, 1998 of an original cash investment of $10,000 was $2,166.



	Those participants who have voluntarily authorized additional compensation to Wien & Malkin LLP pursuant to the consent solicitation letter of September 13, 1991 will receive from Wien & Malkin LLP each year through January 5, 2076, their pro rata shares of the originally scheduled increases in additional payments to Wien & Malkin LLP from the reductions in master lease rent effective in 1992 and 2013. This amounts to $45,017 per annum commencing in 1992 and $52,405 per annum commencing in 2013. Each such participant holding a $10,000 participation will receive each year $13.64 for 1992 through 2012 and $15.88 commencing 2013. The first payment to consenting participants on account of the year 1992 was included in the check distributed on February 28, 1993. The Schedule K-1 previously submitted to you noted the amount you received on March 5, 1998 to be reported on your 1998 income tax returns. The payment for 1998 was mailed to you on March 5, 1999 and will be reportable on your 1999 income tax returns.

	Schedule K-1 forms (Form 1065), containing 1998 tax information, were mailed to the participants on March 12, 1999.


	If you have any question about the enclosed material, please communicate with our office.

							Cordially yours,

							WIEN & MALKIN LLP

							By:  Stanley Katzman
SK:gc
Enc.












        [LETTERHEARD OF
        JACOBS EVALL & BLUMENFELD LLP]





        INDEPENDENT ACCOUNTANTS' REPORT



        To the participants in Empire State Building Associates (a
        Partnership):


        We have audited the accompanying balance sheet of Empire
        State Building Associates ("Associates") as of December 31,
        1998, and the related statements of income, partners' capital and cash flows for the year then ended. These financial statements are the responsibility of Associates' management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empire State Building Associates as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

        As discussed in Note 7 to the financial statements, Associates has been included as a defendant in actions with other related parties, including the Agents for Associates and Empire State Building Company, as sublessee.

                                             Jacobs Evall & Blumenfeld LLP
                                             Certified Public Accountants
                                             420 Lexington Avenue
                                             New York, N. Y. 10170

        March 31, 1999


                        EMPIRE STATE BUILDING ASSOCIATES

                                BALANCE SHEET

                              DECEMBER 31, 1998






        Assets
	Cash and cash equivalents:
           The Chase Manhattan Bank                          $       4,525
           Distribution account held by Wien & Malkin LLP          324,111
           Fidelity U.S. Treasury Income Portfolio               4,906,745
                                                                 5,235,381
	Additional rent due from Empire
         State Building Company                                    609,852

        Prepaid rent                                                23,831

	Leasehold on Empire State Building,
         350 Fifth Avenue, New York, N.Y.         $39,000,000
		Less: Accumulated amortization
                       of leasehold                36,081,426   2,918,574

                               Total assets                    $8,787,638


        Liabilities and partners' capital
	Liabilities:
                Accrued supervisory services     $    180,000
                Accrued legal fees                  1,460,341

                         Total liabilities                    $1,640,341

	Contingencies

        Partners' capital                                     7,147,297

              Total liabilities and partners' capital        $8,787,638










               See accompanying notes to financial statements.

                 EMPIRE STATE BUILDING ASSOCIATES

                      STATEMENT OF INCOME

                    YEAR ENDED DECEMBER 31, 1998



        Income:

        Basic rent                                            $ 6,018,750
	Additional rent						4,109,852
        Dividend income                                            84,615

                     Total income                              10,213,217


        Expenses:

        Leasehold rent                            $1,970,000
        Legal fees                                   188,104
        Supervisory services                         339,417

                    Total expenses                             2,497,521

        Income before amortization of leasehold                7,715,696

        Amortization of leasehold                                208,468

        Net income                                           $ 7,507,228




















                See accompanying notes to financial statements.

                          EMPIRE STATE BUILDING ASSOCIATES

                           STATEMENT OF PARTNERS' CAPITAL

                           YEAR ENDED DECEMBER 31, 1998




        Partners' capital, January 1, 1998                       $ 4,590,721

	Add, Net income for the year ended
         December 31, 1998                                         7,507,228
                                                                  12,097,949
                                                                  12,097,949

	Less, Distributions:
          Monthly distributions,
          January 1, 1998 through December 31, 1998  $3,889,333

          Additional distribution on March 5, 1998    1,061,319    4,950,652


                 Partners' capital, December 31, 1998            $ 7,147,297




























	See accompanying notes to financial statements.

                       EMPIRE STATE BUILDING ASSOCIATES

                         STATEMENT OF CASH FLOWS

                       YEAR ENDED DECEMBER 31, 1998




        Cash flows from operating activities

         Net income                                             $ 7,507,228

	Adjustments to reconcile net income to
	 cash provided by operating activities:

                Amortization of leasehold                          208,468
		Changes in operating assets and liabilities:
			Additional rent due from
                         Empire State Building Company            (608,552)
                        Accrued supervisory services               112,256
                        Accrued legal fees                         188,104

                Net cash provided by operating activities        7,407,504


        Cash flows from financing activities

          Distributions to participants                        (4,950,652)

                  Net cash used in financing activities        (4,950,652)

        Net increase in cash and cash equivalents               2,456,852

        Cash and cash equivalents, beginning of year            2,778,529

          Cash and cash equivalents, end of year              $ 5,235,381















	See accompanying notes to financial statements.

                        EMPIRE STATE BUILDING ASSOCIATES

                        NOTES TO FINANCIAL STATEMENTS

                             DECEMBER 31, 1998





        1. Business Activity

	Empire State Building Associates ("Associates") is a general partnership which owns the master leasehold on the Empire State Building, located at 350 Fifth Avenue, New York City. Associates subleases the property to Empire State Building Company.




        2. Summary of Significant Accounting Policies

             Cash and cash equivalents

             Cash and cash equivalents include investments in money market funds and all highly liquid debt instruments purchased with a maturity of three months or less.

             Leasehold and amortization

             The leasehold is stated at cost. Amortization of the leasehold is being computed through its first renewal term by the straight-line method over its estimated useful life of 25 years, from January 1, 1988 to January 5, 2013 (see Note 4).

             Use of estimates

             In preparing financial statements in conformity with generally accepted accounting principles, management often makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.




        3. Rent Income and Related Party Transactions

	The sublease provides for the same first renewal term and additional renewal options as the leasehold (see Note 4), less one day. In accordance with the terms of the operating sublease, annual minimum net basic rent is $6,018,750 during the first renewal term, and $5,895,625 during each of the remaining three renewal terms.


                        EMPIRE STATE BUILDING ASSOCIATES

                    NOTES TO FINANCIAL STATEMENTS (Continued)






        3. Rent Income and Related Party Transactions (continued)

	Additional rent under the sublease is payable in an amount equal to 50% of the sublessee's annual net income, as defined, in excess of $1,000,000. Additional rent earned for the year 1998 was $4,109,852.

	A partner in Associates is also a partner in the sublessee.





        4. Leasehold Rent

	Pursuant to an operating lease dated December 27, 1961, as modified February 15, 1965, with the Prudential Insurance Company of America ("Prudential"), leasehold rent represents the net basic rent of $1,970,000 per annum for the remainder of the first renewal term of the lease from January 5, 1992 to January 5, 2013.

	The lease contains options for Associates to renew the leasehold for three additional terms of twenty-one years each. The basic rent is to be reduced to $1,723,750 per annum for each of the remaining three renewal terms.

	On November 27, 1991, Prudential sold the property to E. G. Holding Co., Inc. which, through merger and conveyance, transferred its interest as lessor to Trump Empire State Partners (see Note 7). Associates' rights under the master leasehold remain unchanged.





        5. Supervisory Services and Related Party Transactions

	Payments for supervisory services, including disbursements and cost of accounting services, are made to the firm of Wien & Malkin LLP. Some members of that firm are partners in Associates.





        6. Income Taxes

	Net income is computed without regard to income tax expense since Associates does not pay a tax on its income; instead, any such taxes are paid by the participants in their individual capacities.

                      EMPIRE STATE BUILDING ASSOCIATES

                NOTES TO FINANCIAL STATEMENTS (Continued)


        7. Litigation and Subsequent Events

        a. On October 21, 1991, in an action entitled Studley v. Empire
        State Building Associates et al., the holder of a $20,000 original participation in Associates brought suit in New York Supreme Court, New York County against the Agents for Associates (Peter L. Malkin, Donald A. Bettex and Alvin Silverman), in their individual capacities and Wien, Malkin & Bettex (currently "Wien & Malkin LLP"), counsel to Associates. The suit claims that the defendants had engaged in breaches of fiduciary duty and acts of self-dealing in relation to the Agents' solicitation of consents and authorizations from the participants in Associates in September 1991 and in relation to other unrelated acts of the Agents and the sublessee. By order dated July 14, 1997, the Court granted defendants' application for summary judgment and dismissal of the action. The Plaintiff applied for permission to appeal the Appellate Division's determination to the New York Court of Appeals, and that application was denied by both the Appellate Division and the Court of Appeals. The Plaintiff has filed a new complaint, which alleges claims similar to those asserted in the previously dismissed complaint. The defendants have applied for dismissal of the new complaint based on the prior dismissal orders and on other grounds. That application is pending and awaiting decision by the Court. It is not possible at this time to predict the outcome or range of potential loss, if any, which might result from this action. No provision for any liability that may result upon adjudication has been made in the accompanying financial statements.

        b. In December 1994, Associates received a notice of default from Trump Empire State Partners ("Trump"). The Trump default notice to Associates claims that Associates was in violation of its master lease because of extensive work which the sublessee, Empire State Building Company ("Company"), had undertaken as part of an improvement program that commenced before Trump reportedly acquired its interest in the property in 1994. Trump's notice also complains that the building is in need of repairs. On February 14, 1995, Associates and Company filed an action in New York State Supreme Court against Trump for a declaratory judgment that none of the matters set forth in the notice of default constitutes a violation of the master lease or sublease, and that the notice of default is entirely without merit. Associates' and Company's suit also seeks an injunction to prevent T rump from implementing the notice of default ("Notice I"). On March 24, 1995, the Court granted Associates a preliminary injunction against Trump. In 1996 the Court granted two additional injunctions against Trump with respect to two additional default notices ("Notices II and III"). The preliminary injunctions prohibit Trump from acting on its notices of default to Associates at any time, pending the prosecution of claims by Associates and Company for a final declaratory judgment and an injunction and other relief against the Trump defendants. The Appellate Court has upheld and affirmed the granting of such preliminary injunctions against the Trump defendants.

        On June 5, 1998 the Company and Associates filed a motion for summary judgment in the Action in a companion action (the "Companion Action") entitled Empire State Building Associates and Empire State Building Company v. Donald Trump et. al., in which plaintiffs seek related declaratory and injunctive relief against Trump and its affiliates with respect to plaintiffs' rights to act as owner of the Building in dealings with the New York City Department of Buildings.

	EMPIRE STATE BUILDING ASSOCIATES

	NOTES TO FINANCIAL STATEMENTS (Continued)



        7. Litigation and Subsequent Events (continued)

        In a decision and order dated March 10, 1999, the Court awarded partial summary judgment to Associates and Company in the Action, declaring that Notices II and III were invalid and of no force and effect, and Further declaring that there was no legal or factual basis for many of the defaults alleged in Notice I. The Court also awarded summary judgment to Associates in the Companion Action, declaring that Associates is entitled to act as "owner" of the Building for purposes of dealing with the Buildings Department and enjoining Trump from interfering with such right.

        Plaintiffs intend to challenge any future claims of default by Trump and, if appropriate, to renew their motion for summary judgment.
        No provision for any liability that may result upon adjudication has been made in the accompanying financial statements.

        c. Associates is a defendant in an action instituted in the Supreme Court of the State of New York, County of New York, entitled New York Skyline Inc. v. Empire State Building Company, Empire State Building Associates, Neil H. Kessner, Helmsley-Spear, Inc. and Stephen A. Tole. This lawsuit, which was brought by a tenant in the Building and was filed on December 23, 1997, seeks at least $205,000,000 in damages.
        In its complaint, plaintiff-tenant asserts thirteen causes of action (twelve of which are against Company) in connection with its leases and license agreements of space in the Building and alleges that it is entitled to, among other things, specific performance as to its alleged rights under its leases and licensing agreements with Company, a declaratory judgment as to the rights of the parties under the leases and licensing agreements, any monies allegedly due plaintiff under those agreements, as well as injunctive relief and additional money damages. While the complaint includes Associates as a named defendant, it does not allege or identify any agreement between plaintiff and Associates or any other basis of liability on Associates' part to plaintiff.

        On or about February 5, 1998, plaintiff served an amended complaint which, among other things, added Kessner & Cyruli, f/n/a Nell H. Kessner & Associates, former landlord-tenant counsel for the Building, and Eileen Aluska, a former Helmsley-Spear, Inc. employee, as party defendants. The amended complaint asserts eleven causes of action, similar to those asserted in the original complaint.

        Associates served an answer to plaintiff-tenant's complaint, denying all material allegations of liability and damage. Associates is not a party to the leases and license agreements between plaintiff-tenant and Company.

        Counsel for Associates has not formed a professional conclusion that an adverse outcome is either probable or remote, although it notes that all causes of action asserted against Associates have already been dismissed as against Company and the Helmsley-Spear defendants. It is not possible at this time to predict the outcome or range of potential loss, if any, which might result from this action.

                         EMPIRE STATE BUILDING ASSOCIATES

                   NOTES TO FINANCIAL STATEMENTS (Continued)






        8. Legal Fees and Related Party Transactions

	The accompanying statement of income reflects the accrual of legal expense of $188,104, consisting of $179,979 for advances by Wien & Malkin LLP for expenses of the Agents relating to the Studley suit for 1998 and $8,125 to Wien & Malkin LLP relating to an Agent succession program. The accompanying balance sheet reflects an accrued liability of $1,460,341 through December 31, 1998, consisting of an accrued liability for reimbursement owing to Agents of $1,272,237 at December 31, 1997 of their legal and accounting expenses relating to the Studley and Trump suits, plus the 1998 accrued expenses of $188,104. Through December 31, 1998 legal and accounting expenses in connection with the Studley suit amounted to $1,140,044, of which $827,740 has been advanced by Wien & Malkin LLP, counsel (a related party), to third party professional firms and $312,304 represents accumulated professional time of Wien & Malkin LLP. Counsel has advised that its records at December 31, 1998 also indicate $312,172 in accumulated professional time related to the Trump suits. Substantial additional legal and accounting costs may be incurred in both suits.

	The determination of the allocable share of the net legal and accounting costs and disbursements accrued by Associates that are chargeable to Company involve complex issues of fact and law. Therefore, although Associates may be entitled to indemnification from Company, because of uncertainties concerning these issues, amounts for professional fees to be reimbursed to Associates cannot be estimated, and consequently, have not been provided for in the accompanying financial statements.




        9. Concentration of Credit Risk

	Associates maintains cash balances in a bank, money market funds (Fidelity U.S. Treasury Income Portfolio) and a distribution account held by Wien & Malkin LLP. The bank balance is insured by the Federal Deposit Insurance Corporation up to $100,000, and at December 31, 1998 was completely insured. The cash in the money market funds and the account held by Wien & Malkin LLP are not insured. The funds held in the distribution account were paid to the participants on January 1, 1999.



        [LETTERHEARD OF
        MCGRATH, DOYLE & PHAIR]

        Empire State Building Company
        60 East 42nd Street
        New York, NY  10165

                We have audited the accompanying Comparative Combined Statement of Income of Empire State Building and Observatory for the years ended December 31, 1998 and 1997 for the purpose of determining "Net Operating Profit" and "Overage Rent" as those terms are defined in Section 2.05 of Agreement of Sublease dated December 27, 1961. During the years ended December 31, 1998 and 1997, the entire building, with the exception of the Observatory, was operated by Empire State Building Company and the Observatory was operated by Empire State Building, Inc. The Combined Statement of Income is the responsibility of the management of Empire State Building Company and Empire State Building, Inc. Our responsibility is to express an opinion on the Combined Statement of Income based on our audit.

                We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Combined Statement of Income is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Combined Statement of Income. We believe that our audit provides a reasonable basis for our opinion.

                In our opinion, the accompanying Comparative Combined Statement of Income of Empire State Building and Observatory presents fairly, in all material respects, the Net Operating Profit and Overage Rent for the years ended December 31, 1998 and 1997, in conformity with Section
        2.05 of the aforementioned Agreement dated December 27, 1961.

                As discussed in Note 3 to the Combined Statement of Income, the Empire State Building Company and other related parties have been named as defendants in legal actions. All defendants have denied all material allegations. It is not possible at this time to predict the outcome or range of potential loss, if any, which might result from those actions. No provision for any loss has been made in the accompanying Combined Statement of Income.


        New York, NY
        March 17, 1999



                    Empire State Building and Observatory
                  COMPARATIVE COMBINED STATEMENT OF INCOME

                                                                      Increase
                                                  1998       1997    (Decrease)
INCOME
 Rent, including electricity            $ 55,110,840  $ 53,800,622 $ 1,310,218
 Observatory admissions                   17,803,746    16,378,777   1,424,969
 Other observatory income                  1,228,170     1,194,070      34,100
 Antenna rent                              5,348,547     5,442,661     (94,114)
 Lease cancellation                           19,184       113,919     (94,735)
 Percentage rent                             676,098       625,929      50,169
 Net credit on water charges (Note 5)        366,094          -        366,094
 Other                                       739,511       879,686    (140,175)
 Total income                             81,292,190    78,435,664   2,856,526

OPERATING EXPENSES
 Rent                                      6,018,750     6,018,749           1
 Real estate taxes                        19,367,733    19,766,635    (398,902)
 Wages, contract cleaning and protection
    service                               12,386,259    11,808,525     577,734
 Electricity                               4,857,861     4,745,390     112,471
 Tenants' and building alterations,
    repairs and supplies                  11,157,243    12,528,746  (1,371,503
 Management fees and leasing commissions
 (No 1)                                    3,252,369     2,872,332     380,037
 Observatory:
  Wages                                    1,786,158     1,767,377      18,781
  Contracted  security                     2,212,386     2,139,784      72,602
  Advertising and public relations           379,065       228,608     150,457
  Payroll taxes and other labor cost         656,879       558,923      97,956
  Other taxes and expenses                   247,833       216,517      31,316
 Steam                                     1,205,017     1,455,313    (250,296)
 Professional fees (Note 2)                2,474,890     1,883,141     591,749
 Payroll taxes and other labor costs       2,980,013     3,265,122    (285,109)
 Insurance                                   540,241       725,396    (185,155)
 Water (Note 5)                                  -         959,828    (959,828)
 Rubbish removal                             399,546       463,205     (63,659)
 Advertising                                 339,632       331,726       7,906
 Telephone                                    84,702        69,572      15,130
 Fire alarm service                           63,618        18,955      44,663
 Directory service                             9,219         5,072       4,417
 New York State utility taxes (1987-1992)
  (Note 4)                                      -             -            -
 Interest on NYS  utility tax (Note 4)       340,453       127,811     212,642
 Utility taxes (Note 4)                      968,729       261,128     707,601
 Paging and other intercommunication          86,578       108,499     (21,921)
 Dues                                         35,403        35,719        (316)
 Licenses and permits                          4,372         3,366       1,006
 Other expenses                              217,537       267,624     (50,087)
 Total expenses before overage rent       72,072,486    72,633,063    (560,577)

NET OPERATING PROFIT                    $  9,219,704  $  5,802,601 $ 3,417,103

OVERAGE RENT, 50% OF NET OPERATING PROFIT
 IN EXCESS OF $1,000,000                $  4,109,852  $  2,401,300 $ 1,708,552

                        (See note to combined statement of income)





                Empire State Building and Observatory
                NOTES TO COMBINED STATEMENT OF INCOME

        NOTE
  1.	Management and leasing services were provided to Empire State Building
        Company ("Company") by entities in which the Estate of Harry B. Helmsley, a partner in Company, had a controlling interest through September 24, 1997. Through May 26, 1997, purchasing services were provided through an entity in which the Estate of Harry B. Helmsley had a controlling interest.

  2.	Professional fees include payments to Wien & Malkin LLP.  A partner in
        Wien & Malkin LLP is a partner in Company.

  3.	Litigation

        (a) On October 21, 1991, Julien J. Studley ("Studley"), the holder of a $20,000 original participation in Empire State Building Associates ("Associates"), the master lessee of the Empire State Building, brought suit against the Agents for Associates (Peter L. Malkin, Donald A. Bettex and Alvin Silverman); Company; Harry B. Helmsley, a partner in Company; and Wien, Malkin & Bettex, counsel to Associates. The suit claimed that the defendants have engaged in breaches of fiduciary duty and acts of self-dealing in relation to the Agents' solicitation of consents and authorizations of the Participants in Associates in September, 1991, and in relation to other unrelated acts of the Agents and the Sublessee. The suit is styled as a class action, but the Court was not asked to grant class certification. The suit seeks relief including an injunction and an accounting. In 1994, the action was dismissed against Company and Mr. Helmsley. In 1995, the plaintiff amended the complaint to allege, amongst other things, the underpayment by Company of overage rent due to Associates. In June 1996, plaintiff applied for partial summary judgment. In September 1996, defendants applied for summary judgment and dismissal of the action in its entirety. By order and decision dated July 14, 1997, the Court denied the plaintiff's motion for partial summary judgment, granted the defendants' motion for summary judgment, and dismissed the action.
        The Plaintiff filed an appeal with respect to the foregoing order.
        By decision and order entered April 2, 1998, the Appellate Division of the Supreme Court unanimously affirmed the order dismissing the action. The Plaintiff has applied for permission to appeal the Appellate Division's determination to the New York Court of Appeals, and that application has been denied by both the Appellate Division and the Court of Appeals. The Plaintiff has filed a new complaint, which alleges claims similar to those asserted in the previously dismissed complaint. The defendants have applied for dismissal of the new complaint based on the prior dismissal orders and on other grounds.
        That application is pending and awaiting decision by the Court. It is not possible at this time to predict the outcome or range of potential loss, if any, which results from this action. No provision for any liability that may result upon adjudication has been made in the accompanying financial statements.

        (b) In December 1994, Empire State Building Associates ("Associates") received a notice of default ("Notice I") from Trump Empire State Partners ("Trump"). The Trump default notice to Associates claims that Associates is in violation of its master lease because of extensive work Company has undertaken as part of an improvement program that commenced before Trump reportedly acquired its interest in the property in 1994. Trump's notice also complains that the building is in need of repairs.

        On February 14, 1995, Associates and Company filed an action in the New York State Supreme Court against Trump for a declaratory judgment that none of the matters set forth in the notice of default constitutes a violation of the master lease or sublease, and that the notice of default is without merit. Associates' and Company's suit also seeks an injunction to prevent Trump from implementing the notice of default.

        On March 24, 1995, the New York State Supreme Court, in the foregoing action, granted Associates a preliminary injunction against Trump. Trump, thereafter, served two additional default notices ("Notices II and III") for which the Court had granted additional injunctions against Trump.
                      Empire State Building and Observatory
                     NOTES TO COMBINED STATEMENT OF INCOME

        NOTE
  3.	Litigation (Continued)

        (b) (Continued)

        The injunctions prohibit Trump from acting on its notices of default to Associates, at any time, pending the prosecution of claims by Associates and Company for a final judgment granting a permanent injunction and other relief against the Trump defendants. On April 8, 1996, the Court granted Associates additional injunctions against Trump, which further prohibit Trump from seeking to terminate Associate's Master Lease. On August 19, 1996, the Court denied a motion by Trump to set aside the injunction granted in favor of Associates and against Trump on March
        24, 1995. The Court has directed the parties in the foregoing action to proceed with pretrial discovery. Trump has appealed the Court's injunction orders, and the Appellate Court has unanimously affirmed the appealed orders.

        On February 15, 1995, Trump filed an action against Associates,
        Company, Counsel, Harry B. Helmsley, Helmsley Spear, Inc. (the management company of the Building engaged by Company), and the Partners, in New York State Supreme Court, alleging that the notice of default is valid and seeking damages and related relief based thereon. On October 24, 1996, the Court dismissed all of Trump's claims in their entirety as against Associates and all other defendants in the foregoing action. Trump appealed this ruling and the Appellate Court unanimously affirmed dismissal of Trump's claims.

        In May 1995, Associates and Company filed a separate legal action against Trump and various affiliated persons for breach of the Master Lease and Sublease and for disparagement of the property in violation of Associates' and Company's leasehold rights. The action was amended to include additional claims by Associates and Company seeking a declaratory judgment that they may act as an owner of the Property for purposes of making applications and related activities pursuant to the New York City Building Code. Trump moved to dismiss the claims concerning the Building Code. By decision and order of October 24, 1996, the Court rejected Trump's motion and sustained Associates' and Company's claims concerning the parties who may act as owner of the Property under the Building Code. The Court directed that the claims should proceed to trial. At the same time, the Court dismissed Associates' and Company's claims against Trump and co-defendants for money damages. The Appellate Court has affirmed that portion of the Court's order dismissing the claims for money damages.

        On June 5, 1998, Associates and Company filed a motion for summary judgment against Trump and various affiliates that they may act as owner of the Property in dealing with the New York City Department of Buildings.

        In a decision and order dated March 10, 1999, the court awarded partial summary judgment to Associates and Company in the action, declaring that Notices II and III were invalid and of no force and effect, and further declaring that there was no legal or factual basis for many of the defaults alleged in Notice I. The court also stated that Trump appeared to concede that many of the remaining defaults alleged in Notice I had been corrected, and that Trump would be permitted to inspect the Building within 30 days of the date of the order to determine whether these claimed violations had in fact been corrected. Finally, the court directed Trump to notify plaintiffs, within 30 days of the completion of its inspection, as to which defaults it claims still exist, and the court granted plaintiffs permission to renew their motion for summary judgment with respect to any such remaining claims of default within 30 days of the receipt of Trump's notice. Plaintiffs intend to challenge any such claims of default by Trump and, if appropriate, to renew their motion for summary judgment.

        In its March 10, 1999 decision and order, the Court also awarded summary judgment to Associates in the Companion Action, declaring that Associates is entitled to act as "owner" of the Building for purposes of dealing with the Buildings Department and enjoining Trump from interfering with such right.

                        Empire State Building and Observatory
                       NOTES TO COMBINED STATEMENT OF INCOME

        NOTE
  3.	Litigation (Continued)

        (b)  (Continued)
        In connection with the Studley and Trump litigations, Associates may be entitled to reimbursement of its legal and accounting expenses from Company. Through December 31, 1998, such legal and accounting expenses in connection with the Studley suit have amounted to $1,140,044, of which $827,740 has been advanced by Wien & Malkin
        LLP, counsel (a related party), to third-party professional firms, and $312,304 represents accumulated professional time of Wien & Malkin LLP. In addition, counsel has advised that its records at December 31, 1998 indicate $312,172 in accumulated professional time and disbursements related to the Trump suits. Substantial additional legal and accounting costs may be incurred in both cases.

        The determination of the allocable share of the net legal and accounting costs and disbursements chargeable to Company involve complex issues of fact and law. Because of uncertainties concerning these issues, an amount for professional fees payable by Company cannot be estimated, and therefore, have not been provided for. Resolutions unfavorable to Company could result in material liabilities and charges which have not been reflected in the accompanying financial statements.

        (c) Company is a defendant in an action instituted in the Supreme Court of the State of New York, County of New York, but transferred down to the New York City Civil Court, entitled Robert D. Gould P.C. v. Empire State Building Company, et al. This lawsuit, which is brought by a tenant in the building, seeks $5,000,000 in damages for an alleged breach of lease and tortious conduct. The Supreme Court entered an order precluding plaintiff from proving damages by reason of its failure to serve an adequate bill of particulars. Plaintiff's motion to vacate the order of preclusion was denied, and its time to appeal from the order of preclusion expired. Because plaintiff is precluded from proving damages, the action has been transferred to the New York City Civil Court. Plaintiff has taken no step to prosecute the case subsequent to the transfer. The case has been dormant since 1996.

        (d) Company is a defendant in an action pending in the United States District Court for the Southern District of New York, entitled R. Gene Smith and Turbo Vision Limited Partnership vs. Neil H. Kessner, Richard
        C. O'Conor, Neil H. Kessner and Associates, Steven M. Durels, The
        Empire State Building Company and Stephen A. Tole.  This lawsuit, which is brought by the principals of a tenant in the Empire State Building, alleges various claims for damages against the six named defendants in connection with plaintiffs' alleged construction and operation of an entertainment facility in the building. As against the Company, plaintiffs allege fraudulent inducement in connection with matters pertaining to the making of a lease agreement in connection with the foregoing entertainment facility, and to the construction and operation of the foregoing entertainment facility; and breach of the covenant of quiet enjoyment contained in the lease, which was entered into in connection with the foregoing entertainment facility. Plaintiffs allege that they expended funds and incurred future liabilities in connection with the construction and operation of the foregoing entertainment facility, and on each of their claims against the Company, plaintiffs allege damages in an amount not less than $5,000,000 and punitive damages in an amount not less that $10,000,000 (together with interest, attorney's fees, and the costs and disbursements of the action).

                  Empire State Building and Observatory
                  NOTES TO COMBINED STATEMENT OF INCOME

        NOTE
  3.	Litigation (Continued)

        (d) (Continued)

        The Company has denied the material allegations of the complaint against it and has asserted various affirmative defenses. The Company has also asserted a cross-claim against defendant Stephen A. Tole for indemnification and/or contribution for the entire amount of any damages awarded in plaintiffs' favor against the Company, as well as a cross-claim against defendants Tole, Neil H. Kessner, Richard C. O'Conor, Steven M. Durels and Neil H. Kessner and Associates, jointly and severally, for contribution and/or indemnification for part or all of any such damages. The Company has furthermore filed a third-party complaint against Helmsley-Spear, Inc., as an agent of the Company and the employer of defendant Tole, asserting claims for indemnification, contribution and/or respondeat superior for the entire amount, or part thereof, of any damages awarded in plaintiffs' favor against the Company. The co-defendants and the third-party defendant have denied the material allegations of the cross-claims and third-party complaint.

        By a Stipulation and Order of Dismissal filed April 10, 1998, the Federal Court Action was dismissed, without prejudice, as against Company. (Because of that dismissal, certain cross-claims and a third-party complaint asserted by Company were also dismissed without prejudice.) Accordingly, the Federal Court Action is no longer pending against Company.

        On April 23, 1998, certain of the plaintiffs in the Federal Court Action (together with other parties) filed a new complaint in New York State court against Company, which was principally the same as the complaint originally filed in the Federal Court Action. Plaintiffs never served that state court complaint on Company and have not prosecuted that action.

        In January 1999, Company was informed by plaintiffs counsel that one or more of the plaintiffs intend to serve a complaint, presumably similar to the pleading in the prior actions, against Company.

        The Company intends, and has begun, to defend the action vigorously.
        The action is presently at a discovery stage, and counsel is not able to express an opinion as to the likely outcome or to estimate amounts or a range of potential losses or gains.

        (e) Company is a defendant in an action instituted in the Supreme Court of the State of New York, County of New York, entitled New York Skyline Inc. v. Empire State Building Company, Empire State Building Associates, Neil H. Kessner, Helmsley-Spear, Inc. and Stephen A. Tole. This lawsuit which is brought by a tenant in the building and commenced on December 23, 1997 seeks at least $200,000 in damages. In its complaint, plaintiff-tenant asserts thirteen causes of action (twelve of which are against the Company) in connection with its leases and license agreements of space in the Building and alleges that it is entitled to, among other things, specific performance as to its alleged rights under its leases and licensing agreements with the Company, a declaratory judgment as to the rights of the parties under the leases and licensing agreements as well as any monies allegedly due plaintiff under those agreements, as well as injunctive relief and additional money damages.

        On or about February 5, 1998, plaintiff served an amended complaint which, among other things, added Kessner & Cyruli, f/n/a Neil H. Kessner & Associates, former landlord-tenant counsel for the building, and Eileen Aluska, a former Helmsley-Spear, Inc. employee and Peter L. Malkin, as party-defendants. The amended complaint asserted eleven causes of action against the Company, similar to those asserted in the original complaint.

                        Empire State Building and Observatory
                        NOTES TO COMBINED STATEMENT OF INCOME

        NOTE
  3.	Litigation (Continued)

        (e) (Continued)

        By order and decision dated April 3, 1998 (the "April 3, 1998 Order"), the Court granted plaintiff a Yellowstone injunction on the condition that plaintiff pay $878,000 in back rent to the Company and ordered that a hearing be held to determine the amount due on disputed rent and license fees. Plaintiff made timely payment of the $878,000 to the Company. The hearing to determine the amount due on disputed rent and license fees has not yet been held.

        On March 16, 1998 the Company moved to dismiss the second, third, fifth, sixth, eighth, ninth and eleventh causes of action with respect to the amended complaint. By decision and order dated February 25, 1999, the Court granted the Company's motion to dismiss the second, fifth, sixth, eighth, ninth and eleventh causes of action, and denied the Company's motion to dismiss the third cause of action.

        By order to show cause dated December 22, 1998, plaintiff moved for a temporary restraining order and preliminary injunction preventing the Company from seeking to enforce a Notice of Default that the Company had served on plaintiff with respect to certain space leased to plaintiff under the lease dated as of March 1996 covering Rooms 209-214, 233-250 and 340-346 in the Building. The Company has opposed the motion and oral argument on the motion has not yet taken place.

        Counsel for Company has not formed a professional conclusion that in the action an adverse outcome is either probable or remote. It is not possible at this time to predict the outcome or range of potential loss, if any, which results from this action. No provision for any liability that may result upon adjudication has been made in the accompanying financial statements.

        (f) Company is a defendant in an action instituted in the Supreme Court of the State of New York, County of New York, entitled Magnifique Parfumes And Cosmetics, Inc. d/b/a Perfumania v. Empire State Building Inc.

        This is an action commenced on or about October 15, 1998 against Company (incorrectly named in the action as "Empire State Building, Inc.").

        This lawsuit which is brought by a tenant in the building seeks at least $700,000 in damages. In its complaint, plaintiff-tenant alleges that the Company breached its lease with plaintiff by, among other things, charging plaintiff for electricity on a submetering basis at a rate which far exceeds the rate permissable under the lease.

	On or about February 2, 1999, the Company served an answer to the complaint. The answer denied the material allegations of the complaint and asserted eight affirmative defenses.

	On or about February 22, 1999, the Company served an amended answer and counterclaim. The amended answer denied the material allegations of the complaint and asserted nine affirmative defenses.

	The counterclaim against plaintiff and Perfumania, Inc. (as guarantor) alleges that plaintiff breached certain obligations under the lease to pay certain rent, electricity and operating expense charges and owes the Company $37,312.11 in arrears under the lease.

	The Company intends to contest the case vigorously.

                        Empire State Building and Observatory
                        NOTES TO COMBINED STATEMENT OF INCOME

        NOTE
  4.	Liabilities

        The State of New York has asserted utility tax deficiencies of $1,528,816 through December 31, 1992 in connection with water, steam and nonmetered electricity rent inclusion charges to tenants, plus estimated accrued interest of $797,713.

        The Supreme Court, New York County granted summary judgment in favor of the State, holding that the State utility tax applies to such rent inclusion charges. The ruling was affirmed by the Appellate Division. Company sought permission to appeal the Appellate Division's decision and order to the Court of Appeals. The Court of Appeals denied Company's motion. In May, 1996, Company entered into a settlement agreement with the State. Pursuant to the terms of the settlement agreement, Company agreed to pay the State $979,109, plus interest of approximately $605,000 through July 31, 1996. The State has agreed to payment of the aforesaid liability over a period of four years, commencing August, 1996, in equal monthly installments of $40,000, including interest on the unpaid balance at the statutory rate. Installment payments to the State of $40,000 per month have been made by Company commencing on August 1, 1996. Company also is liable for New York State Utility Tax for periods after December 31, 1992. The state has asserted tax for the years 1993 through 1995, in the sum of $636,404 plus interest of $249,521 through December 31, 1998. Company is currently reviewing the amount of the asserted tax and will negotiate a payment schedule for the aforesaid liability when finally determined.

        The City of New York has asserted a utility tax deficiency in the amount of $277,125 against Company, through December 31, 1994, in connection with water, steam and non-metered electricity rent inclusion charges to tenants, plus accrued interest of approximately $233,390 through December 31, 1998. Company is contesting the calculation of the City's proposed utility tax deficiency before the New York City Tax Appeals Tribunal. The final outcome of Company's appeal cannot presently be determined. It is anticipated that New York City will seek to impose liability on Company for additional New York City utility tax for periods after December 31, 1994. The amount of such additional tax has yet to be determined.

        Wien & Malkin LLP and Peter Malkin are engaged in a dispute with Helmsley Spear, Inc. concerning the future management, leasing and supervision of the Company's property. In this connection, certain legal and professional fees and other expenses have been paid and incurred and additional costs are expected to be incurred. The Company's allocable share of such costs, if any, is as yet undetermined. Accordingly, the Company has not provided for the expense and related liability with respect to such cost in these financial statements.

  5.	Net credit re water charges

        Prior to 1998, The City of New York had rendered estimated water charges for approximately one and one-half years because it had not read the various water meters. During 1997, Company had received charges which were in excess of previously rendered charges and Company then retained a water consultant. The consultant determined that Company had been overcharged in prior years; accordingly, the City of New York rendered credits, attributable to prior years, which exceed the 1998 water expense.

